[Chapman and Cutler LLP Letterhead]

January 12, 2024

VIA EDGAR CORRESPONDENCE

Lisa Larkin
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Ms. Larkin:

This letter responds to your comments provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on July 26, 2023 (the “Registration Statement”). The Registration Statement relates to the Amplify BlueStar Israel Technology ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff notes that this is an automatically effective filing pursuant to Rule 485(b) of Securities Act of 1933, and as such, a Staff accountant is not required to review the Registration Statement. If the Registrant intends to request acceleration of the filing, please ensure a Staff accountant reviews the Registration Statement.

Response to Comment 1

The Registrant acknowledges the Staff’s comment relating to the requirement of a Staff accountant’s review of a Registration Statement filed pursuant to an acceleration request.

Comment 2 – Investment Objective.

The Staff notes that the investment objective states, “The Amplify BlueStar Israel Technology ETF seeks investment results that generally correspond (before fees and expenses) to the total return performance of the BlueStar Israel Global Technology Index™ (“BIGITech®™” or the “Index”).” Please change “correspond” to “correlate” as the Staff believes “correlate” is a more accurate term.

Response to Comment 2

The disclosure has been revised in accordance with the Staff’s comment.

Comment 3 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“Such companies may be engaged in a wide spectrum of technology related sectors, including information technology, biotechnology, clean energy and water technology and defense technology.”

Please consider changing “may be” to “are”.

Response to Comment 3

The disclosure has been revised in accordance with the Staff’s comment.

Comment 4 – Principal Investment Strategies

Please add an 80% test for being economically tied to Israel under Rule 35d-1. Please also revise disclosure to clarify how the quantitative and qualitative factors listed in paragraph 3 establish a sufficient economic tie to Israel.

Response to Comment 4

The Commission adopted Rule 35d-1 to implement Section 35(d). Rule 35d-1 provides in relevant part that a name suggesting that a fund focuses its investments in a particular country is materially deceptive and misleading unless (1) the fund has adopted a policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in investments that are tied economically to the particular country suggested by its name and (2) discloses in its prospectus the specific criteria used by the fund to select these investments.

The Fund has adopted a policy to invest under normal circumstances, at least 80% of its assets in the component securities of the BlueStar Israel Global Technology Index™, or BIGITech® (the “Index”). As a result, under normal circumstances, the Fund will invest at least 80% of its total assets in Israeli Technology Companies. Pursuant to the Staff’s request, the Fund has revised the prospectus to clarify the specific quantitative and qualitative criteria that the Fund’s index provider, MarketVector Indexes GmbH uses to determine whether an issuer qualifies as an “Israeli Technology Company.”

Specifically, the disclosure has been revised as follows:

“The Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in exchange-listed Israeli technology operating companies. The Fund uses a “passive” or indexing approach to try to achieve the Fund’s investment objective. The Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in the component securities of the BlueStar Israel Global Technology Index™, or BIGITech®. Unlike many investment companies, the Fund does not try to “beat” the Index and does not seek temporary defensive positions when markets decline or appear overvalued.

The Index is comprised of Israeli Technology Companies (as defined below). Such companies are engaged in a wide spectrum of technology related sectors, including information technology, biotechnology, clean energy and water technology and defense technology. To be considered an “Israeli Technology Company,” a company must meet the following criteria:

(i)	be defined as an “Information Technology” company by Standard & Poor’s Global Industry Classification Standard (“GICS”);

(ii)	operate in one of the following industries: biotechnology, health care equipment and supplies; defense-technology, clean energy and water technology; life sciences tools and services; and

(iii)	meet at least one criteria from Set A or two criteria from Set B

Set A	Set B
• Incorporated in Israel • Headquartered in Israel • At least 50% of revenue, operating assets or employees in Israel

•     Listed on a stock exchange in Israel

•     A majority of the board of directors, or least two chief executives are domiciled in Israel

•     Has research and development (R&D) center in Israel

•      Founded in Israel

To be included in the Index, Israeli Technology Companies must have their equity securities or depositary receipts, such as American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”) representing such equity securities, listed on a securities exchange. See “Additional Information About the Fund’s Strategies and Risks – Index Methodology” below.”

Comment 5 – Principal Investment Strategies

The Staff notes the reference to American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) in the section entitled “Principal Investment Strategies.” Please confirm that ADRs and GDRs are the only other investments besides equity securities.

Response to Comment 5

The Fund confirms that its investments will be equity securities or ADRs or GDRs representing such equity securities.

Comment 6 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“Companies meeting the above criteria are screened for investbility…”

Please change “investbility” to “investability”.

Response to Comment 6

The disclosure has been revised in accordance with the Staff’s comment.

Comment 7 – Principal Investment Strategies

The Staff notes that disclosure states: “… a minimum market capitalization and liquidity (i.e., average trading volume).” If possible, please revise the disclosure to quantify the minimum threshold for market capitalization and liquidity.

Response to Comment 7

In accordance with the Staff’s comment, the following disclosure will be added to the prospectus:

“In order to initially be eligible for inclusion in the Index, component securities must meet the following criteria:

(1)	a market capitalization equal to or greater than $150 million USD;
(2)	a minimum three-month average daily trading volume of $1 million USD; and
(3)	at least 250,000 shares traded per month over the last six months.”

Comment 8 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

At the time of each reconstitution, the companies in the Index are weighted based on their float-adjusted market capitalization, with a maximum component weight of 7.5% subject to certain additional limitations designed to prevent inordinately heavy weightings of any one company. For example, if any individual Index component exceeds 15% of the Index weight at any time, the Index will be rebalanced to reduce such component to a weighting of no more than 10%

Please specify the rebalance frequency (i.e., if the Index is rebalanced more frequently than just when the maximum weighting occurs). Further, please clarify what the maximum weighting is.

Response to Comment 8

In accordance with the Staff’s comment, the disclosure has been revised as follows:

“The Index is reconstituted and rebalanced semi-annually at the close of business on the third Thursday of June and December. At the time of each reconstitution, the companies in the Index are weighted based on their float-adjusted market capitalization. Each security is subject to a 7.5% weight cap, with weights redistributed equally among uncapped components. Components with an aggregate weight of 5% or more shall not exceed 50% of the Index.”

Comment 9 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“The Fund will invest at least 80% of its total assets in the component securities of the Index. As a result, under normal circumstances, the Fund will invest at least 80% of its total assets in U.S. companies that are leaders in their industry with respect to their carbon impact (the “80% Policy”).”

Please confirm this is the correct 80% Policy or otherwise revise.

Response to Comment 9

In accordance with the Staff’s comment, this disclosure has been deleted.

Comment 10 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“The Fund will invest at least 80% of its total assets in the component securities of the Index.”

Please confirm that “total assets” is equivalent to net assets plus borrowings for investment purposes under Rule 35d-1.

Response to Comment 10

The Fund confirms “total assets” is equivalent to net assets plus borrowings for investment purposes. However, the Fund has revised the disclosure to state that the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in the component securities of the Index. Please refer to the Fund’s response to Comment No. 4.

Comment 11 – Principal Investment Strategies

Please specify what securities are included in the 20% bucket. If the Fund intends to invest in derivatives as part of the 20% bucket, please ensure enough specificity in the risk disclosure with respect to derivatives.

Response to Comment 11

The Fund points the Staff to the section entitled “Additional Information about the Fund’s Strategies and Risks – Principal Investment Strategies,” which includes the following disclosure: “The Fund may invest up to 20% of its total assets in equity securities that are not in the Fund’s Index to the extent that the Adviser believes such investments should help the Fund’s overall portfolio to provide returns substantially similar to the Index.” The Fund supplementally confirms that it does not intend use the 20% bucket to invest in derivatives.

Comment 12 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

Concentration Policy. The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any industry or group of industries, except to the extent the Index is concentrated in an industry or a group of industries.

Please disclose whether the Index is currently concentrated and if so, disclose the specific industry or group of industries in which the Index is concentrated.

Response to Comment 12

In accordance with the Staff’s comment, the Fund has revised the disclosure as follows:

“The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any one industry or group of industries, except to the extent that the Index concentrates in an industry or group of industries. As of the date of this prospectus, the Index is concentrated in the information technology services industries.”

Comment 13 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. The Staff requests the Fund list its principal risks in the order of importance rather than alphabetically. See ADI 2019-08 – Improving Principal Risk Disclosure.

Response to Comment 13

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 14 – Principal Risks

The Staff notes “ETF Risks” set forth in the section entitled “Principal Risks.” Please supplementally confirm if the Fund invests in instruments traded outside of a collateralized settlement system.

Response to Comment 14

The Registrant confirms that none of the instruments in which the Fund intends to invest in are traded outside of a collateralized settlement system.

Comment 15 – Principal Risks

Please confirm whether an “Index Provider Risk” should be included in the Principal Risks.

Response to Comment 15

In accordance with the Staff’s comment, the following disclosure has been added to the Fund’s prospectus:

Index Provider Risk. The Fund seeks to achieve returns that generally correlate, before fees and expenses, to the performance of the Index, as published by the Index Provider. There is no assurance that the Index Provider will compile its Index accurately, or that the Index will be determined, composed or calculated accurately. While the Index Provider gives descriptions of what the Index is designed to achieve, the Index Provider does not provide any warranty or accept any liability in relation to the quality, accuracy or completeness of data in its indices, and it does not guarantee that the Index will be in line with its methodology.

Comment 16 – Purchase and Sale of Shares

Please supplementally inform the Staff whether “Creation Units” are purchased primarily with cash or are redeemed primarily with cash.

Response to Comment 16

The Fund confirms that Creation Units are expected to be purchased in-kind.

Comment 17– Non-Principal Investment Strategies

The Staff notes that “Securities Lending” appears as a Principal Risk and also appears under the “Non-Principal Investment Strategies” section. Please remove from the “Non-Principal Investment Strategies” section. Further, please revise the “Securities Lending Risk” to include any necessary disclosure from “Securities Lending” under the “Non-Principal Investment Strategies” section.

Response to Comment 17

Given the strategy of the Fund, the Fund does not believe that “Securities Lending” is a principal risk. Therefore, the disclosure has been revised to remove the “Securities Lending Risk” from the Principal Risks section in Item 4 and in Item 9. The disclosure under “Securities Lending” in the “Non-Principal Investment Strategies” section will remain.

In addition, the following risk factor has been added to the “Additional Risks of Investing in the Fund” section:

Securities Lending Risk. The Fund may engage in securities lending. The Fund may lose money if the borrower of the loaned securities delays returning in a timely manner or fails to return the loaned securities. Securities lending involves the risk that the Fund could lose money in the event of a decline in the value of collateral provided for loaned securities. In addition, the Fund bears the risk of loss in connection with its investment of the cash collateral it receives from a borrower. To the extent that the value or return of the Fund’s investment of the cash collateral declines below the amount owed to the borrower, the Fund may incur losses that exceed the amount it earned on lending the security.

Comment 18 – Fund Investments

The Staff notes that “Cash Equivalents and Short-Term Investments” appears under “Fund Investments.” If these investments are principal, please add appropriate disclosure to the strategy section and risk section in Item 4 and Item 9.

Response to Comment 18

The Fund notes that it does not intend for cash equivalents and short-term investments to be principal investments of the Fund. The prospectus has been revised to differentiate between types of investments that are principal and those that are additional and non-principal.

Comment 19 – Additional Risks of Investing in the Fund

The Staff notes that “Security Issuer Risk” appears under the section entitled “Additional Risks of Investing in the Fund.” Please supplementally explain to the Staff why “Security Issuer Risk” is not a principal risk to the Fund.

Response to Comment 19

The disclosure has been revised to include “Security Issuer Risk” under the Principal Risk section.

Comment 20 – Exhibits

The Registrant should include index license or sub-license agreements to which the Fund is a party as an exhibit to the Registration Statement, as applicable, as such contract would be considered an other material contract pursuant to Item 28(h) of Form N-1A.

Response to Comment 20

The Fund respectfully declines to file the Index licensing agreement as an exhibit to the Registration Statement as it is an agreement between the Adviser and the Index Provider to which the Fund is not a party. However, the Fund will file the Index sub-licensing agreement between the Fund and the Adviser.

Comment 21 – Exhibits

Given that financials are included in the Registration Statement, please include Exhibit J (Auditor’s Consent) as an Exhibit to the Registration Statement.

Response to Comment 21

The Fund confirms that the Independent Auditor’s consent will be included as an Exhibit to the Registration Statement.

Comment 22 – Exhibits

The Staff notes that the referenced Powers of Attorney are almost 8 years old. The Staff requests the Registrant provide updated Powers of Attorney.

Response to Comment 22

Pursuant to the Staff’s request, updated Powers of Attorney will be filed with the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren